UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

On April 30, 2026, Ms. Lo Chanii Kam notified the board of directors (the “Board”) of Mint Incorporation Limited (the “Company”) of her decision to resign from her position as an independent director, and as the Chair of the Compensation Committee of the board, and a member of the Audit Committee and the Nominating Committee, effective May 31, 2026, in order to pursue other business commitments. Ms. Kam’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices. On May 18, 2026, the Board accepted and approved Ms. Kam’s resignation.

Following Ms. Kam’s resignation, the Board will consist of five directors, three of whom are independent directors within the meaning of Nasdaq Listing Rule 5605(a)(2) and the applicable rules and regulations of the U.S. Securities and Exchange Commission. The Company will continue to satisfy the Majority Independent Board requirements under the Nasdaq Listing Rule 5605(b)(1).

In connection with Ms. Kam’s resignation, on May 18, 2026, the Board appointed Mr. Xunze (Tyler) Xiu, a current independent director of the Company, to serve as Chair of the Compensation Committee, effective as of June 1, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mint Incorporation Limited

Date: June 1, 2026	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and
Chairman of the Board

2